PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC  V6E 3Z3

Telephone: (604) 681-8556    Toll Free: 1-800-747-9911   Fax: (604) 687-5995

mail: info@pacificbooker.com   Symbols: bkm-tsx venture / pbm-NYSE Alternext   Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE Alternext Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Positive Feasibility Study for the Morrison Copper/Gold Project

Vancouver, BC, February 27, 2009: Pacific Booker Minerals Inc. is pleased to announce the results of an independent Feasibility Study on the Company's 100% owned Morrison Copper/Gold Project located in Central British Columbia, Canada.

The Feasibility Study was completed by Wardrop Engineering Inc., a Tetra Tech Company, with technical support of a team of other consultants.  The study describes the scope, design features and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill.

The results of the Feasibility Study are:

•

The resource was announced in a News Release in Vancouver, BC, April 13, 2007 and is included in the Feasibility Study as below:

Cut-off % Eq Cu	Measured + Indicated					Inferred
	Tonnes> Cut-off	Average Grade				Tonnes> Cut-off	Average Grade
		Cu EQ (%)	Cu (%)	Au (g/t)	Mo (%)		Cu EQ (%)	Cu (%)	Au (g/t)	Mo (%)
0.15	281,652,590	0.40	0.34	0.17	0.005	87,806,392	0.38	0.33	0.16	0.004
0.20	265,954,503	0.41	0.35	0.17	0.005	81,798,181	0.40	0.34	0.17	0.005
0.25	238,475,426	0.44	0.37	0.18	0.005	61,661,854	0.45	0.38	0.19	0.004
0.30	206,869,448	0.46	0.39	0.20	0.005	56,524,341	0.47	0.40	0.21	0.005
0.35	170,772,241	0.49	0.42	0.21	0.005	47,875,646	0.50	0.42	0.22	0.005
0.40	133,351,540	0.52	0.44	0.22	0.005	38,587,285	0.53	0.45	0.23	0.005

CuEq=Cu+Au*0.303+Mo*3.18

•

The total mineable reserve included in the measured and indicated resource, classified as proven and probable, at Net Smelter Return (NSR) cut-off-value of $CDN5.60/t, is 224.25Mt with an average grade of 0.330% Cu, 0.163g/t Au and 0.004% Mo.

TOTAL	Cut-off $5.60 NSR
	ROM	Cu	Au	Mo
	(TONNES)%		g/t	%
Proven	115,121,000	0.355	0.173	0.004
Probable	109,130,000	0.304	0.152	0.004
Subtotal	224,251,000	0.330	0.163	0.004
Inferred	7,381,000	0.225	0.102	0.003

•

The overburden and waste total is 184.12 Mt for a strip ratio of 0.82:1;

•

Recoveries are Cu 84.0%, 56.0% Au and 50.0% Mo.

•

Recovered metal is 1,370.104 million lb Cu, 658,090 oz Au and 10.047 million lb Mo:

•

Mine life of 21 years;

•

Capital cost is estimated at CDN$516.68 million (including a CDN$59.92 million contingency allocation).

•

A projected exchange rate of C$1.00/ US$0.87;

•

Operating cost of CDN$8.15 per tonne milled over the life of the mine;

•

Pre-Income Tax Internal Rate of Return (IRR) of 20.05%, based on metal prices of (four year trailing average as of January 12, 2009) Cu $2.75, Au $658.32 and Mo $29.23:

•

Net Present Value (NPV) at 8.0% discount rate is CDN$495.9M; and

•

Payback period on capital is 4.2 years.

Note:  Silver was not included in the financial analysis; however, there is an opportunity for improved economic performance if silver credits are received from the treatment and refining of the copper concentrate.  Metallurgical test-work to date has reported silver present in the concentrate.

The mineral reserve estimates have been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators.  The reserve estimate takes into consideration all geologic, mining, milling and economic factors and is stated according to Canadian Standards (NI 43-101). (Under US standards no reserve declaration is possible until financing and permits are acquired.) The qualified person responsible for the mineral reserve estimate is John. W. Nilsson, M.Sc. P.Eng., Nilsson Mine Services Ltd.

The contents of this News Release have been reviewed by Wardrop Engineering Inc., a Tetra Tech Company.

The NI 43-101 Technical Report for the Morrison Copper/Gold Feasibility Study Report will be filed on SEDAR within 45 days of the date of this news release and will also be posted on the Pacific Booker Minerals Inc. web-site at http://www.pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Executive Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml